

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4628

November 27, 2017

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People's Republic of China 323000

> **Re: Farmmi, Inc.**
> **Registration Statement on Form F-1**
> **Filed November 15, 2017**
> **File No. 333-221569**

Dear Ms. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

Company Overview, page 1

1.   We have considered your response to comment 1. Please provide enhanced disclosure to better explain what you mean by stating that you conduct your business through a "traditional ownership structure." In your revised disclosure, please differentiate between revenues generated through your "online store," your "online mall," and those derived from direct retail. Please also explain how the status of your subsidiaries as wholly foreign-owned entities permits the company to conduct business operations through a "traditional ownership structure."

2.   We note your revisions in response to comment 2. We further note that the related Exclusive Call Option Agreement filed as Exhibit 10.3 assumes that the transfer granted to Suyuan Agriculture, a PRC entity wholly-held indirectly by a foreign

entity, will be "within legal restriction of People's Republic of China." Please tell us in your response whether counsel has advised that the exclusive purchase option granted to Suyuan Agriculture comports with PRC law.

Corporate Structure, page 62

Khorgos Farmmi Enterprise Service Co., Ltd., page 62

3.   We note your updated disclosure in this section regarding the newly-created wholly owned subsidiary of Suyuan Agriculture.   Please expand your disclosure in this section or elsewhere to explain the "beneficial tax treatment" due to the Khorgos Farmmi Enterprise Service- Suyuan Agriculture structure which you briefly disclosed here.

4.   We also note that the tax-related disclosures in the Business section here are excepted from PRC counsel's tax opinion. Please supplement your disclosure here to attribute your discussion of the tax treatment for this entity to counsel or advise.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Anthony W. Basch, Esq.
Xiaoqin Li, Esq.
Kaufman & Canoles, P.C.